Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 3, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Donald Field
Staff Attorney
Office of Trade & Services

Re:	European Wax Center, Inc.
Registration Statement on Form S-1
Filed July 28, 2021
CIK No. 0001856236

Dear Mr. Field:

On behalf of European Wax Center, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the Company’s response to the comment received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission, dated July 30, 2021 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto.

The Company has asked us to convey the following as its response to the Staff:

Recent Developments, page 10

1.                   We note Footnote 1 to the table on page 10 that “store sales growth for the 13 weeks ended June 26, 2021 is calculated in comparison to the 13 weeks ended June 29, 2019 due to the significant decline in our sales in 2020 due to COVID-19."  To ensure consistency with the other results and metrics in your table, please revise to include the metric for 2020. To provide additional context for this metric, please consider discussing in the footnote or narrative disclosure known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on this metric in light of the impact of COVID-19 in your business, if needed.  Please make similar changes to the table on page 24 with respect to Footnote 2 and your presentation for the 13 weeks ended March 27, 2021 and the table on page 83.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that same-store sales for the 13 weeks ended June 26, 2021 in comparison to the 13 weeks ended June 27, 2020 (the “Q2 Same-Store Sales”) is not determinable and the same-store sales for the 13 weeks ended March 27, 2021 grew 3.3% in comparison to the 13 weeks ended March 28, 2020 (the “Q1 Same-Store Sales”). However, the Company has not included these comparisons to 2020 in the Registration Statement because the Company believes that these comparisons do not provide a meaningful indicator of trends in same-store sales due to the impact of COVID-19.

Donald Field
Securities and Exchange Commission
Division of Corporation Finance
August 3, 2021

Since the same-store sales metric excludes centers that have been closed for seven consecutive days and not been open for at least 52 full weeks, the closures of centers as a result of COVID-19 resulted in the exclusion of centers from this metric starting in March of 2020. As a result, the Q2 Same-Store Sales metric is not determinable because no centers satisfied the criteria to be included in the calculation, meaning the same-store sales in 2020 for that period would have been zero. An investor would need to compare 2021 same-store sales for the 13 weeks ended June 27, 2021 against 2019 instead of 2020 in order to make a comparison in growth using this metric. In addition, the Q1 Same-Store Sales metric would have shown an increase in same-store sales growth (because a number of centers closed and were excluded from the 2020 period), when in fact comparing the same-store sales for the 13 weeks ended March 27, 2021 to the same period in 2019 showed a decrease of 6.2%. The Company believes that comparing same-store sales against 2019 instead of 2020 provides an investor a better understanding of its growth trends without being distorted by the impact of COVID-19.

For the reasons discussed above, the Company believes that the rate of same-store sales growth in comparison to 2020 is not a useful indicator of the impact of the COVID-19 pandemic on same-store sales during the period, and that comparison against 2019 is a more meaningful indicator of trends in same-store sales for investors.

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If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3055.

Very truly yours,

/s/ Monica K. Thurmond

Monica K. Thurmond

cc:	Jennifer C. Vanderveldt
Gavin M. O’Connor
European Wax Center, Inc.

John C. Kennedy
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe
Ian D. Schuman
Alison A. Haggerty
Latham & Watkins LLP